NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Dominion Energy, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Dominion Energy [NYSE:D]: Vote FOR Item 4, Shareholder Proposal for an Independent Board Chair

In this time of unprecedented transformation in the electric utility industry, the long-term prospects of Dominion Energy, Inc. (“Dominion”) depend on robust independent oversight of management. At the May 6, 2020 annual general meeting, Dominion shareholders should vote for a proposal that would enhance oversight through independent board leadership.1 A vote “for” an independent board chair proposal at Dominion in 2019 was recommended by proxy advisor Institutional Shareholder Services (ISS). The 2019 proposal received support from holders of 39.4% of shares voted.

We recommend that shareholders support the proposal for an independent chair (Item 4):

●	More robust board oversight is needed because Dominion has not planned adequately for the energy transition, including its own stated goal of achieving net-zero emissions by 2050, exposing the company to significant financial, regulatory and reputational risks and failing to capitalize on opportunities presented by the shift away from fossil fuels. In opposing the independent chair proposal, management says “under our current leadership structure, Mr. Farrell and the Board have already steered the company towards significant emission reductions and net-zero operations in 2050.”[2] However, close scrutiny of the company’s planned investments in fossil fuel infrastructure – such as the controversial and potentially uneconomic Atlantic Coast Pipeline – and its assertions about questionable technologies like Renewable Natural Gas raise concerns about the board’s oversight of the company’s decarbonization strategy.
●	Lead Independent Director John W. Harris’s skills and experience are poorly suited to the Lead Independent Director role at this time of rapid industry change and risk to the company. Harris’s only other proxy-reported related outside experience is serving for 17 years on the board of a natural gas company, Piedmont Gas – also connected to the Atlantic Coast Pipeline – which is not well-aligned to oversight of the net-zero transition. Harris has served as a director since 1999, and his excessive tenure may undermine his ability to promote a sufficiently independent perspective.
●	Dominion’s board leadership structure overall is not well suited to independent oversight, particularly in the context of the rapid and far-reaching energy transition Dominion must undertake. Harris, along with three directors with no comparable public company experience outside Dominion, hold all board leadership positions, including each committee Chair. Several of these leading directors have longstanding outside ties to Chair and CEO Farrell. At the same time, no director has reported renewable energy experience. Finally, two additional Dominion directors were sued by shareholders in connection to their service on the board of SCANA, which was acquired by Dominion in 2019. The Securities and Exchange Commission (SEC) sued SCANA, Dominion Energy South Carolina and two former SCANA executives in February 2020 over fraudulent statements about a nuclear project.

Context: Deep Decarbonization Poses Unprecedented Challenges and Opportunities to Electric Utilities

According to the Intergovernmental Panel on Climate Change, global decarbonization of electricity generation is central to achieving net-zero carbon emissions economy-wide by 2050, and a key feature of both 1.5°C and 2°C pathways.3 Eliminating the power sector’s 28% contribution to U.S. greenhouse gas emissions4 is essential to achieving decarbonization economy-wide. Decarbonization of electricity generation will unlock a major growth opportunity for electric utilities to provide zero-carbon energy to meet heating, industrial and transport demand.5

Failure to decarbonize creates a major stranded asset risk, particularly given the falling cost of clean energy. A 2019 study by the Rocky Mountain Institute calculates that 70% of the estimated $90 billion in planned U.S. investment in gas-fired power plants could be rendered uneconomic by 2035.6 If built, RMI concluded, “owners of these gas assets will face tens of billions of dollars of stranded costs” and customers will face $29 billion in excess electric bills which could be avoided if utilities instead invest in renewables, storage and energy savings.7

Dominion’s planning process has failed to align capital expenditures to decarbonization targets, and its ongoing investments in fossil fuel projects raises questions about its ability to achieve its net-zero ambitions

Dominion is the 7th largest US investor-owned electric utility by generation,8 providing electricity to 3.4 million customers. Dominion’s electric utilities produced 28 million metric tons of CO2 emissions in 2018, 1.6% of the U.S. power sector’s total.9 The company also distributes natural gas to customers in six states and has gas transmission and storage operations in 13 states.10

Dominion announced a goal of 80% reduction of CO2 emissions by 2050 for power generation in March of 2019.[11] However, the company’s planned capital expenditures, as reported in Dominion’s IRPs and other state planning documents through February 2020, would not put the company on track to meet that goal. An analysis by Synapse Energy Economics (commission by Majority Action) demonstrated that as of February 2020, Dominion’s investment plans for the next 20 years would not alter the company’s fundamental reliance on fossil fuels to generate electricity (See Figure 3) and place the company on a trajectory to increase carbon emissions over the next 20 years (See Figure 4).[12]

On February 11, 2020, Dominion announced a new goal of net-zero emissions by 2050 for both its electricity and natural gas businesses. The February net-zero announcement included a general statement that Dominion will be “investing in wind and solar power, lower-carbon natural gas, and carbon-beneficial RNG [Renewable Natural Gas].”[13] However, the company’s failure to align its investment plans to its prior decarbonization target raises questions about the caliber of its capital allocation strategies, and substantial and readily apparent gaps exist between the company’s new ambitions and its planned methods to achieve them.

Dominion Projected Generation and Emissions (from February 2020)

Figure 3. Dominion Energy projected generation (2019–2040)

140,000
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Generation (GWh)
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Solar (Utility and DG)
Onshore Wind
Offshore Wind
Hydro
Other Fossil and Biomass
Natural Gas - CT
Natural Gas - CC
Coal
Nuclear

Figure 4: Dominion Energy projected emissions (2019–2040)

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CO_2 Emissions (million metric tons)
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Projected Emissions
Decarbonization Target

Virginia’s passage of the Clean Energy Act (CEA) in March 2020 will require significant revision to a portion of Dominion’s generation mix, including substantial investment in renewable energy. Dominion will need to submit a new IRP by May 1st of 2020. The CEA upends the case for Dominion’s investment plans in new gas generation for that state14 and is forcing the retirement of some of the company’s coal and oil plants, leading the company to a likely abandonment charge of up to $650 million.15 Financial analysts at Morgan Stanley had previously estimated that 70% of Dominion’s coal capacity will be uneconomic by 2024, relative to wind and solar.16

However, the CEA’s passage raises further questions about the company’s still-planned fossil fuel-based infrastructure investments, such as the controversial Atlantic Coast Pipeline (ACP). Dominion is operator and 53% owner of the ACP an $8 billion project that has been notable for delays, cost overruns, and environmental and social risks.17, 18 On the day of its net-zero emissions pledge, Dominion also announced an additional investment in the pipeline, its acquisition of the Southern Company’s 5% stake in the ACP for $175 million.19 The Synapse Study states that despite Dominion’s net-zero by 2050 goal, it and partner Duke Energy are “building a pipeline intended to supply its own generators with natural gas that has a lifetime through 2100.”20 A 2019 report by the Institute for Energy Economics and Financial Analysis adds, “The demand outlook for gas has changed dramatically since the project’s inception and much of the project’s original justification has evaporated. Indications are that the project’s affiliated utility customers may struggle to convince state regulators to pass the full cost of pipeline transportation agreements through to utility customers.”21 As Rev. William Barber wrote in February, the pipeline’s owners “have not demonstrated that we need this pipeline costing more than $7 billion to meet our energy needs. Nevertheless, their utility customers will be asked to pay for it.”22

Dominion’s plan to use Renewable Natural Gas (RNG) to achieve its decarbonization targets also merits considerable scrutiny. RNG is methane captured from animal manure, food waste or landfills. Multiple studies of RNG have concluded that there is far too little potential capacity to make more than a small contribution to decarbonization and that it is more costly than renewable alternatives.23 Furthermore, says energy writer David Roberts, “RNG is not as low-carbon as the industry claims and its local air and water impacts are concentrated in vulnerable communities.”24 According to the Union of Concerned Scientists, leaks in natural gas pipeline infrastructure can undermine the climate benefit of using methane as a fuel source, even if derived from “renewable” sources.25

Lead independent director structure is not an adequate substitute for truly independent oversight, particularly given the board leadership’s tenure, composition, and long-standing relationships with CEO/Chair Tom Farrell.

As detailed above, Dominion’s apparent lack of preparation to achieve its net-zero goal can be seen in its failure to plan for its prior decarbonization targets, its ongoing fossil fuel investments, and its reliance on a questionable energy source like RNG. The onus must be on company management to produce credible plans for how they will achieve these targets. And it is the board’s responsibility to hold management accountable for articulating and achieving them. However, Dominion’s board structure, composition, and skill mix are not well suited to the task of rigorous, independent oversight of management on these matters.

Four long-serving independent directors hold all board leadership positions. They are Lead Director John W. Harris (who also chairs the Compensation, Governance and Nominating Committee) and committee chairs Robert H. Spilman Jr. (Audit), Mark J. Kington (Finance and Risk Oversight), and Helen E. Dragas (Sustainability and Corporate Responsibility).26 Only one of the four has proxy-reported public company executive experience – at a company 1/400th the size of Dominion. At least two have ties to Chair and CEO Thomas F. Farrell predating their election to the Dominion board. These four directors chair all of the board’s committees. They together with another board member who has prior ties to Farrell comprise the entire Compensation, Governance and Nominating Committee.

•	Harris is Dominion’s Lead Director and Chair of the Compensation, Governance and Nominating Committee. He is a real estate executive with no proxy-reported public company executive experience. His only prior proxy-reported public company board experience in the past ten years was at a natural gas company, Piedmont Natural Gas (1997-2014).[27] Piedmont was a partner in the Atlantic Coast Pipeline project until the company was acquired by Duke Energy in 2016.[28] Piedmont and its parent company Duke are Dominion’s two principal partners in the ACP project.[29]

Harris’ 21-year tenure on the Dominion board raises questions about his independence. According to ISS Governance QualityScore, “an excessive tenure is considered to potentially compromise a director’s independence.”30 Institutional investor CalPERS’ Governance & Sustainability Principles state that “We believe director independence can be compromised at 12 years of service – in these situation a company should carry out rigorous evaluations to either classify the director as non-independent or provide a detailed annual explanation of why the director can continue to be classified as independent.”31 We are concerned that Browning’s long tenure may compromise his objectivity and willingness to challenge management.

Dragas and Kington have no proxy-reported board or executive experience at any public company. Both Dragas (Dominion board member since 2010) and Kington (Dominion board member since 2005) served with Farrell on the University of Virginia’s (UVA’s) governing Board of Visitors before joining the Dominion Board.32 Farrell’s Board of Visitors term ended in 2009. Subsequent to Farrell’s departure, Dragas and Kington led the Board of Visitors as Rector and Vice-Rector respectively. They were the central figures in a governance controversy which resulted in widespread criticism of their board leadership skills.33

Robert H. Spilman Jr. (Dominion board member since 2009) chairs the Audit Committee.34 He is the only committee chair with proxy-reported public company executive experience: He is the CEO of Bassett Furniture Industries, a Virginia company with market capitalization of $154 million at the end of its 2019 fiscal year, compared with $67 billion for Dominion.35

•	The committee chairs, plus retired Altria Group Chair and CEO Michael E. Szymanczyk comprise the entire Compensation, Governance and Nominating Committee.[36] Farrell and Szymanczyk have served together on public company boards since 2008, when Farrell joined the Altria board. In 2012, Farrell chaired the Altria compensation committee which approved a consulting contract and retirement package for Szymanczyk.[37] According to The New York Times, Szymanczyk’s “exit package” was worth $27.9 million.[38] 2012 was also the year that Szymanczyk joined the Dominion board.[39]

Other board concerns

•	Dominion’s 2020 proxy statement identifies eight directors with “environmental experience [which] is important in understanding and assessing complex regulatory requirements and the company’s environmental compliance obligations.”[40] However, none have proxy-identified experience with renewable energy which will be a rapidly increasing component of Dominion’s generating capacity to achieve a net-zero target.

•	Two directors appointed in 2019, D. Maybank Hagood and James A. Bennett,[41] raise other concerns. They have no proxy-reported public company board experience apart from more than 20 years on the board of SCANA Corporation, a financially troubled utility acquired by Dominion in January 2019.[42]

Hagood and Bennett have been accused of complicity in securities fraud perpetrated prior to the acquisition by SCANA executives, who allegedly made false statements and omitted material information about a nuclear power construction project that experienced significant delays and cost overruns and was eventually abandoned. Starting in 2017, shareholders filed a series of lawsuits to hold SCANA directors accountable for the fraud. These included both derivative lawsuits naming all SCANA directors43 and class actions naming some individual directors, including Hagood, as defendants.44 Hagood served as Lead Director of SCANA starting in 201645 and became non-executive Chairman in 2018.46

In selecting Hagood and Bennett for its board, Dominion passed over the only two SCANA directors not named as defendants, Dr. Patricia D. Galloway, a civil engineering leader with extensive experience on large construction projects, and accounting expert John E. Bachman. Both were added to SCANA’s board as members of a Special Litigation Committee to investigate the legal claims against the company’s officers and directors.47

In late February 2020, the Securities and Exchange Commission sued SCANA, Dominion Energy South Carolina and two former SCANA executives for securities fraud, charging that SCANA executives’ fraudulent statements about the nuclear project’s progress had “enabled SCANA to bolster its stock price, sell $1 billion in corporate bonds at favorable rates, and obtain regulatory approval to charge its customers more than $1 billion in increased rates to help finance the project.”48 Although the SEC’s complaint does not name any of SCANA’s outside directors, the allegations, as well as the claims made in other litigation, raise questions about the quality of the SCANA board’s oversight.

As is outlined above, Dominion has neither adopted the strategies nor done the planning required to meet its net-zero target and lacks the independent board leadership needed to steer a new course. Given these shortcomings, and concerns about board composition, investors should support the proposal for an independent chair (Item 4).

ENDNOTES

1 Dominion Energy 2020 Proxy Statement, at 72, available at https://www.sec.gov/Archives/edgar/data/715957/000119312520085080/d867708ddef14a.htm#toc867708_30

2 Dominion Energy 2020 Proxy Statement, at 73.

3 Intergovernmental Panel on Climate Change. Special Report on Global Warming of 1.5 Celsius, Chapter 2, at 112, 129-130, available at https://www.ipcc.ch/site/assets/uploads/sites/2/2019/05/SR15_Chapter2_Low_Res.pdf.

4 https://www.epa.gov/ghgemissions/sources-greenhouse-gas-emissions

5 See Jesse D. Jenkins and Samuel Thernstrom, “Deep Decarbonization of the electric power sector: Insights from recent literature,” Mar. 2017, at 1 (“Deep Decarbonization”), available at https://www.innovationreform.org/wp-content/uploads/2018/02/EIRP-Deep-Decarb-Lit-Review-Jenkins-Thernstrom-March-2017.pdf.

6 https://www.utilitydive.com/news/renewables-storage-poised-to-undercut-natural-gas-prices-increase-strande/562674/

7 Rocky Mountain Institute, “A Bridge Backward? The financial risks of the ‘rush to gas’ in the U.S. power sector,” at 2 available at https://rmi.org/wp-content/uploads/2019/09/clean-energy-portfolio-two-pager.pdf.

8 https://www.mjbradley.com/content/emissions-benchmarking-generation-charts

9 Synapse Energy Economics Inc, “Investing in Failure,” Prepared for Majority Action, March 9, 2020, at 3 (“Synapse Study”), available at https://www.majorityaction.us/investing-in-failure.

10 Dominion Q4 2019 earnings call, Feb. 11, 2020, Slide 5, available at https://s2.q4cdn.com/510812146/files/doc_financials/2019/q4/2020-02-11-DE-IR-Q4-2019-earnings-call-slides-vTC-II.pdf

11 https://www.energyandpolicy.org/dominion-carbon-reduction-slowdown/

12 Synapse Study, at vi.

13 https://news.dominionenergy.com/2020-02-11-Dominion-Energy-Sets-New-Goal-of-Net-Zero-Emissions-by-2050

14 http://www.scc.virginia.gov/docketsearch/DOCS/4m0c01!.PDF, at 5.

15 https://powerforthepeopleva.com/2020/04/03/with-a-framework-for-virginias-energy-transition-in-place-heres-what-happens-next/; https://www.sec.gov/ix?doc=/Archives/edgar/data/715957/000156459020015128/d-8k_20200331.htm

16 Morgan Stanley Research, “The Second Wave of Clean Energy – Part II: Who Can Ride the Wave,” at 21.

17 https://ieefa.org/cost-of-dominions-delayed-atlantic-coast-pipeline-rises-to-8-billion/

18 https://www.nbcnews.com/think/opinion/racism-environmentalism-collide-over-reckless-racist-atlantic-coast-pipeline-ncna1126151

19 https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/dominion-to-buy-gas-transmission-storage-assets-from-southern-for-175m-57054712

20 Synapse Study, at 25.

21 IEFFA, “The Vanishing Need for the Atlantic Coast Pipeline,” at 1 (“Vanishing Need”), available at https://ieefa.org/wp-content/uploads/2019/01/Atlantic-Coast-Pipeline_January-2019.pdf

22 https://www.nbcnews.com/think/opinion/racism-environmentalism-collide-over-reckless-racist-atlantic-coast-pipeline-ncna1126151

23 https://www.energyandpolicy.org/dominion-net-zero/

24 https://www.vox.com/energy-and-environment/2020/2/14/21131109/california-natural-gas-renewable-socalgas

25 https://www.ucsusa.org/sites/default/files/attach/2017/05/Promises-and-limits-of-Biomethane-factsheet.pdf, p. 5

26 Dominion Energy 2020 Proxy Statement, at 26-27.

27 Dominion Energy 2020 Proxy Statement, at 12.

28 https://www.utilitydive.com/news/dukes-piedmont-deal-forces-restructuring-ownership-of-atlantic-coast-pipel/408382/

29 https://atlanticcoastpipeline.com/about/default.aspx

30 https://www.issgovernance.com/file/products/qualityscore-techdoc.pdf, at 37.

31 https://www.calpers.ca.gov/docs/forms-publications/governance-and-sustainability-principles.pdf, at 19.

32 majorevents.virginia.edu/sites/majorevents2017.virginia.edu/files/2003_Finals_Program.pdf. http://www.readthehook.com/104276/connections-executive-bovs-kington-and-craig. https://www.washingtonpost.com/news/grade-point/wp/2016/07/06/former-rector-helen-dragas-what-u-va-needs-is-less-privatization-more-public-accountability/, https://news.virginia.edu/content/governor-names-randal-j-kirk-uva-board-visitors-reappoints-three-other-members

33 See https://www.washingtonpost.com/blogs/answer-sheet/post/u-va-prof-why-governing-board-gets-an-f-for-sullivan-project/2012/06/21/gJQAX9tksV_blog.html and https://www.dailyprogress.com/news/kington-resigns-interim-president-s-legitimacy-panned/article_74cf4ee9-8d0d-56cd-a408-be318c1cf3a8.html

34 Dominion Energy 2020 Proxy Statement, at 14.

35 Based on closing share prices on Nov. 30, 2019 for Bassett, Dec. 31, 2019 for Dominion.

36 Dominion Energy 2020 Proxy Statement, at 26.

37 Altria 2012 Proxy Statement, at 37, 55, available at https://www.sec.gov/Archives/edgar/data/764180/000119312513141364/d470796ddef14a.htm

38 https://archive.nytimes.com/www.nytimes.com/interactive/2013/06/30/business/30parachute.html?ref=business

39 Dominion Energy 2020 Proxy Statement, at 15.

40 Dominion Energy 2020 Proxy Statement, at 18.

41 Dominion Energy 2020 Proxy Statement, at 5; https://www.prnewswire.com/news-releases/dominion-energy-adds-two-new-directors-300796193.html

42 Dominion Energy Proxy Statement, at 9, 11; https://www.wfae.org/post/dominion-completes-purchase-south-carolinas-troubled-scana#stream/0.

43 https://www.docketbird.com/court-documents/In-re-Scana-Corporation-Derivative-Litigation/COMPLAINT-against-Jimmy-E-Addison-Gregory-E-Aliff-James-A-Bennett-Stephen-A-Byrne-John-F-A-V-Cecil-Sharon-A-Decker-D-Maybank-Hagood-Kevin-B-Marsh-Lynne-M-Miller-James-W-Roquemore-Maceo-K-Sloan-Alfredo-Trujillo-SCANA-Corporation-Filing-fee-400-receipt/scd-3:2017-cv-03166-00001

44 scholar.google.com/scholar_case?case=14275363848782916694&q=%22Maybank+hagood%22&hl=en&as_sdt=2006

45 SCANA Corp. 2017 Proxy Statement, at 18.

46 SCANA Corp. 2018 Proxy Statement, at 21.

47 https://www.prnewswire.com/news-releases/scana-corporation-adds-two-independent-directors-to-its-board-forms-special-litigation-committee-300680888.html

48 https://www.sec.gov/litigation/complaints/2020/scana-complaint-022720.pdf

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